

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 6, 2017

<u>Via E-Mail</u>
Jilliene Helman
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

>   **Re: MogulREIT II, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 28, 2017**
>   **File No. 024-10713**

Dear Ms. Helman:

We have reviewed your offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

<u>Exhibit 12.1</u>

1. We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Please have counsel provide a revised legal opinion or tell us why such an assumption is appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Lauren B. Prevost
       Morris, Manning & Martin, LLP